SilverCrest Provides 2024 Fourth Quarter and Annual Operational Results
2024 Record Sales Exceed Guidance and Drive Record Annual Revenue
TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – January 15, 2025 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to provide interim operational results for the fourth quarter of 2024 (“Q4 2024”) and full year of 2024 (“FY 2024”) from the Company’s Las Chispas Operation located in Sonora, Mexico. All amounts are expressed in U.S. dollars, unless otherwise noted. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

Q4 2024 Operating Highlights
•Recovered 13,993 ounces (“oz”) gold and 1.38 million ounces silver, or 2.50 million silver equivalent (“AgEq”)1 ounces.
•Sold 15,100 ounces gold and 1.45 million ounces silver, or 2.65 million AgEq ounces.
•Average realized prices of $2,647/oz gold and $31.26/oz silver, generating revenue of $85.2 million, a 6% increase from Q3 2024.
•Treasury assets increased by $35.2 million from Q3 2024 to end the quarter at $193.4 million, including $153.4 million in cash and $40.0 million in bullion.

2024 Operating Results and Sales
•Recovered 58,943 ounces of gold and 5.66 million ounces of silver, or 10.35 million AgEq ounces.
•Sold 59,804 ounces of gold and 5.75 million ounces of silver, or 10.50 million AgEq ounces, exceeding our 2024 sales guidance of 10.0 to 10.3 million AgEq ounces.
•Average realized price of $2,356/oz gold and $28.03/oz silver generating $301.9 million of revenue, a $56.8 million, or 23%, increase from 2023.
•Treasury assets increased by $88.3 million during 2024 to end the year at $193.4 million.

N. Eric Fier, CEO commented, “For a second consecutive year since declaring commercial production, the Las Chispas operation has exceeded expectations on numerous operational metrics and done so in a safe manner, with no lost time injuries recorded. These outstanding achievements are a direct result of the exceptional efforts by our employees in Mexico and Canada and I would like to thank them all for their contributions in 2024.
Due to their efforts, we achieved record annual sales, which exceeded the top end of our 2024 guidance, delivered a 15% beat on tonnes mined relative to budget, achieved targeted plant throughput and availability, and exceeded budgeted silver equivalent processed grades by approximately 7%. Importantly, all of this was achieved while maintaining a sizable surface stockpile which will allow for continued flexibility at the operation. These efforts resulted in record annual revenue of $301.9 million, driving a 84% increase in treasury assets.”

The Company is continuing to advance its announced transaction with Coeur Mining, Inc., which remains on track to close in Q1 2025. All materials related to the transaction can be accessed at the Company’s website at https://
1 Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the Las Chispas Operation Technical Report, dated September 5, 2023 with an effective date of July 19, 2023.

silvercrestmetals.com/transaction/, or under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The special meeting of shareholders and optionholders of the Company to consider the transaction will be held on February 6, 2025 at 10:00 a.m. (PT). Securityholders are encouraged to read the Management Information Circular (the “Circular”) which was mailed on January 13, 2025, and vote their SilverCrest shares and options as soon as possible, in accordance with the instructions accompanying the form of proxy or voting instruction form mailed to securityholders together with the Circular.
The deadline for voting SilverCrest shares and options by proxy is 10:00 a.m. (PT) on February 4, 2025.

Q4 2024 Operational Highlights

		Three months ended December 31,		Year ended December 31,
	Unit	2024	2023	2024	2023
Ore mined	tonnes	127,278	78,600	437,263	300,900
Ore milled (a)	tonnes	113,594	104,500	439,387	431,400
Average daily mill throughput	tpd	1,235	1,136	1,201	1,182

Gold (Au)
Average processed grade	gpt	3.89	4.28	4.24	4.39
Process recovery	%	98.4%	98.3%	98.5%	98.1%
Recovered	oz	13,993	14,100	58,943	59,700
Sold	oz	15,100	16,100	59,804	58,200
Average realized price	$/oz	2,647	1,979	2,356	1,946

Silver (Ag)
Average processed grade	gpt	385	410	408	423
Process recovery	%	98.4%	97.7%	98.2%	96.5%
Recovered	million oz	1.38	1.34	5.66	5.65
Sold	million oz	1.45	1.28	5.75	5.62
Average realized price	$/oz	31.26	23.09	28.03	23.48

Silver equivalent (AgEq)
Average processed grade	gpt	694	750	745	771
Process recovery	%	98.4%	98.0%	98.4%	97.3%
Recovered	million oz	2.50	2.47	10.35	10.40
Sold	million oz	2.65	2.56	10.50	10.25
(a) Ore milled includes material from stockpiles and ore mined.

Management Appointments
Clifford Lafleur, P.Eng, has been promoted to Senior Vice President, Operations and Tara Hassan, P.Eng, has been promoted to Senior Vice President, Corporate Development, recognizing their invaluable contributions to date.

Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows; and the proposed transaction with Coeur Mining, Inc. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; effects of regulation by governmental agencies and changes in Mexican mining legislation; and the ability to consummate the proposed transaction with Coeur Mining, Inc. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices; general market and industry conditions; and, with respect to forward-looking statements regarding the proposed transaction with Coeur Mining, Inc., the risk factors described in the Circular. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Senior Manager Investor Relations and Organizational Effectiveness +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1